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SECURIT 05039252 ISSION

SEC FILE NUMBER
8-48236

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

AMERICA FIRST PROGRAMS, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1004 Farnam Street, Suite 400
(No. and Street)

Omaha (City) **Nebraska** (State) **68102** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maurice E. Cox, Jr. or Sandi Costanzo **(402) 444-1630**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1601 Dodge Street, Suite. 3100 (Address) **Omaha** (City) **Nebraska** (State) **68102-9706** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, Maurice E. Cox, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of America First Programs, L.L.C., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Name

Title President

GENERAL NOTARY - State of Nebraska
MICHELLE N. LEAS
My Comm. Exp. March 12, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Operations).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
- ☒ Notes to Financial Statements.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (not required).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
America First Programs, L.L.C.
(a wholly-owned subsidiary of America First Companies L.L.C.)
Omaha, Nebraska

We have audited the following financial statements of America First Programs, L.L.C. (the "Company") for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

Pages

FINANCIAL STATEMENTS:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
February 11, 2005

AMERICA FIRST PROGRAMS, L.L.C.
(a wholly-owned subsidiary of America First Companies L.L.C.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS:	
Cash	$41,355
Marketable securities owned, at estimated fair value	3,027
Total assets	$44,382
MEMBERS' CAPITAL	$44,382

The accompanying notes are an integral part of the financial statements.

AMERICA FIRST PROGRAMS, L.L.C.
(a wholly-owned subsidiary of America First Companies L.L.C.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE:	
Expense reimbursements from parent company	$ 6,367
Commissions	3,949
Gain on trading securities	192
	10,508
EXPENSES	
General and administrative expenses	6,367
NET INCOME	$ 4,141

The accompanying notes are an integral part of the financial statements.

AMERICA FIRST PROGRAMS, L.L.C.
(a wholly-owned subsidiary of America First Companies L.L.C.)

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

BALANCE, January 1, 2004	$ 40,241
Net income	4,141
BALANCE, December 31, 2004	$ 44,382

The accompanying notes are an integral part of the financial statements.

AMERICA FIRST PROGRAMS, L.L.C.
(a wholly-owned subsidiary of America First Companies L.L.C.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH PROVIDED BY OPERATING ACTIVITIES:	
Net income	$ 4,141
Adjustment to reconcile net income to net cash provided by operating activities:	
Gain on trading securities	(192)
Net cash provided by operating activities	3,949
CASH AT BEGINNING OF YEAR	37,406
CASH AT END OF YEAR	$41,355

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION

America First Programs, L.L.C. (the "Company"), a wholly owned subsidiary of America First Companies L.L.C., was formed on February 14, 1995, under the Delaware Limited Liability Act and will continue in existence until February 14, 2025, unless terminated earlier under the provisions of the operating agreement, as amended. The Company was formed for the purpose of acting as a broker/dealer engaging in the business of offering and selling securities and providing related financial services. No member is obligated personally for any debt, obligation, or liability of the Company solely by reason of being a member or acting as a manager.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions – Proprietary security transactions are recorded on a trade-date basis. Customer security transactions are recorded on a settlement-date basis, and the related commission income and expenses are recorded on a trade-date basis.

Marketable securities owned are valued at market value as determined by reference to published sources.

Income Taxes – No provision has been made in the accompanying financial statements for income taxes as any liability accruing from the Company's operations is that of the member and not that of the Company. Consequently, no liability for income taxes is required.

3. MARKETABLE SECURITIES OWNED

Marketable securities owned consist of trading securities at market value, as follows:

Corporate stocks	$ 3,027

4. RELATED PARTY TRANSACTIONS

The Company has an agreement with America First Companies L.L.C. which provides for the reimbursement of all general and administrative expenses. Such expense reimbursements are reflected as revenue on the statement of income.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital as defined in Rule 15c3-1. At December 31, 2004, the Company had net capital of $43,928, which was $38,928 in excess of its minimum net capital of $5,000.

AMERICA FIRST PROGRAMS, L.L.C.
(a wholly-owned subsidiary of America First Companies L.L.C.)

SUPPLEMENTAL SCHEDULE
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2004

Computation of Net Capital:	
Total member's capital	$ 44,382
Deduct - member's capital not allowable for net capital	-
Total member's capital qualified for net capital	44,382
Deduct - non-allowable assets	-
Net capital before haircut on securities positions	44,382
Haircut on marketable securities owned	(454)
Net capital	$ 43,928
Computation of Basic Net Capital Requirement:	
Minimum net capital required (based on aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 38,928
Computation of Aggregate Indebtedness:	
Total aggregate indebtedness	$ -
Percentage of aggregate indebtedness to net capital	- %

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5:

There were no differences between the Company's net capital reported herein and the Company's net capital reported in its Unaudited Focus Report as of December 31, 2004.

AMERICA FIRST PROGRAMS, L.L.C.
(a wholly-owned subsidiary of America First Companies L.L.C.)

SUPPLEMENTAL SCHEDULE
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

The Company claims exemption to the provisions of Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the Rule.

Deloitte

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

America First Programs, L.L.C.
(a wholly-owned subsidiary of America First Companies L.L.C.)
Omaha, Nebraska

In planning and performing our audit of the financial statements of America First Programs, L.L.C. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 11, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Omaha, Nebraska
February 11, 2005